Mail Stop 4561

August 28, 2006

Via U.S. Mail and Fax (505) 872-3303
Mr. Frederick A. Huttner
Chief Financial Officer
Tradestar Services, Inc
3451-A Candelaria NE
Albuquerque, NM 87107

      RE: **Tradestar Services, Inc.**
                    Form 10-KSB for the fiscal year ended December 31, 2005
                    Filed May 31, 2006
                    Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006
                    File No. 0-51229

Dear Mr. Huttner:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements

Note 1 - Business and Summary of Significant Accounting Policies

n) Stock-Based Compensation, page F-10

1.   Please revise your tabular disclosure to include all of the information required by paragraph 3 of SFAS 148.

Note 6 – Stock Options, page F-14

2.   Please clarify to us if the directors who have received stock options are also employees of the company. Also tell us whether these options are accounted for under APB 25 or SFAS 123 and why. Refer to Questions 1 and 2 of FIN 44. Your response should clarify whether these options were issued as compensation for their role as directors or as compensation for other services.

3.   Please explain to us why this footnote does not mention the 100,000 options issued to a director in January 2004.

Item 12. Certain Relationships and Related Transactions, page 24

4.   Please revise your disclosure to clarify the nature of your relationship with Sanders Morris Harris. Also, state why warrants were issued and whether the warrants vest immediately or over time.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant